UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eterna Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

114082209
(CUSIP Number)

Nicholas J. Singer 1395 Brickell Avenue, Suite 800 Miami, FL 33131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Nicholas Jason Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
557,410[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
557,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Consists of (i) 121,822 shares of common stock, par value $0.005 per share (“Common Stock”), of Eterna Therapeutics Inc. (the “Issuer”) held by Purchase Capital LLC; (ii) 266,214 shares of Common Stock held by Pacific Premier Trust as Custodian for the benefit of Nicholas J. Singer; (iii) 10,774 shares of Common Stock issuable upon the exercise of options; and (iv) 158,600 shares of Common Stock issuable upon the exercise of Warrants (as defined below).

2.	Calculated based on an aggregate of 5,410,331 shares of Common Stock outstanding as of July 14, 2023 as set forth in that certain Securities Purchase Agreement filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2023.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends certain Items of the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 20, 2022 (the “Original Schedule 13D”) (the Original Schedule 13D, as amended by Amendment No. 1, is referred to herein as the “Schedule 13D”). Except as set forth below, all previous Items are unchanged.

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Nicholas J. Singer (the “Reporting Person”).  The principal executive offices of the Issuer are located at 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

As reported in the Original Schedule 13D, the Reporting Person previously filed Schedule 13G with respect to the Common Stock with the SEC on April 30, 2021, as amended by Amendment No. 1 thereto filed with the SEC on February 16, 2022, and filed the Original Schedule 13D with the SEC following the December 2022 Private Placement, as defined in Item 5 of this Amendment No. 1, to report that the Reporting Person beneficially owned greater than five percent of the Common Stock and the Reporting Person disclosed such ownership on the Original Schedule 13D rather than on Schedule 13G, having become a director of the Issuer on June 5, 2022. On July 6, 2023, the Reporting Person resigned from the Issuer’s Board of Directors and, as a consequence, the Reporting Person expects to disclose changes in his beneficial ownership of the Common Stock on Schedule 13G following the date of this Amendment No. 1 to the extent required and permitted by the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

The Reporting Person acquired all shares of Common Stock and all other securities described in this Schedule 13D that are exercisable or convertible into shares of Common Stock for investment purposes. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a)-(b) As of July 25, 2023, the Reporting Person beneficially owned (i) indirectly, through Purchase Capital LLC, 121,822 shares of Common Stock, (ii) indirectly, through Pacific Premier Trust, Custodian, for benefit of Nicholas J. Singer, 266,214 shares of Common Stock, (iii) options to acquire 10,774 shares of Common Stock and (iv) 158,600 shares of Common Stock issuable upon the exercise of warrants (the “Warrants”), which were acquired by the Reporting Person on December 2, 2022, from the Issuer in a private placement (the “December 2022 Private Placement”) pursuant to that certain Securities Purchase Agreement, dated as of November 23, 2022, by and among the Issuer, the Reporting Person and the other parties thereto, each of which became exercisable on June 2, 2023 to purchase one share of Common Stock, with an exercise price of $3.28 per share. The Reporting Person acquired Warrants to purchase 566,572 shares of Common Stock in the December 2022 Private Placement, but the Reporting Person may not exercise the Warrants if the aggregate number of shares of Common Stock beneficially owned by the Reporting Person would exceed 9.99% immediately after exercise thereof; therefore, the Reporting Person does not currently beneficially own any shares underlying the Warrants in excess of those that would not result in his beneficial ownership exceeding such limitation. Items 7-11, inclusive, set forth on the cover page to this Schedule 13D are hereby incorporated by reference in this item 5.

(c) During the past 60 days, the Reporting Person engaged in the following transaction in shares of Common Stock:

On July 14, 2023, the Reporting Person acquired from the Issuer in a private placement (the “July 2023 Private Placement”) pursuant to that certain Securities Purchase Agreement, dated as of July 13, 2023, by and among the Issuer, the Reporting Person and the other parties thereto: (i) $1,000,000 in principal amount of the Issuer’s 6.0% Senior Convertible Promissory Notes due July 2028 (the “Note”) and (ii) warrants, each exercisable to purchase one share of the Common Stock, at an exercise price of $2.61 per share (the “July 2023 Warrants”). The closing of the July 2023 Private Placement occurred on July 14, 2023. The Notes may be converted to shares of Common Stock at an initial conversion price of $2.86 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as described in the Notes. The Reporting Person may not convert the Note and may not exercise the July 2023 Warrants if the aggregate number of shares of Common Stock beneficially owned by the Reporting Person would exceed 9.99% immediately after conversion thereof or exercise thereof, respectively. Therefore, the Reporting Person does not currently beneficially own any of the shares of Common Stock underlying either the Note or any of the July 2023 Warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2023

/s/ Nicholas J. Singer
Name:	Nicholas J. Singer

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